Exhibit 99.1

Perion Reports $0.11 in EPS for the Third Quarter of 2019; Generating $33.5 Million Cash from
Operations Year to Date Compared to $32.8 Million for the Entire 2018

Third Quarter 2019 Highlights:

•	Total Revenues of $65.8 million, increased 15% year-over-year;
•	GAAP Net Income of $2.9 million, increased 31% year-over-year;
•	GAAP Earnings Per Share of $0.11, increased 38% year-over-year;
•	Net cash from operations were $11.1 million, increased 1% year-over-year;
•	Management is reaffirming its full-year guidance for Adjusted EBITDA of $25-27 million and now expects to reach or exceed the top end of the range

Tel Aviv & New York – November 6, 2019 – Perion Network Ltd. (NASDAQ: PERI), a global technology company that delivers Synchronized Digital Branding solutions across the three main pillars of digital advertising - Ad Search, Social media and Display / Video, announced today its financial results for the third quarter and nine months ended September 30, 2019.

Financial Highlights*

(In millions, except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2019	2018	2019	2018
Advertising revenues	$21.6	$26.2	$61.4	$88.7
Search and other revenues	$44.2	$31.0	$121.8	$92.2
Total Revenues	$65.8	$57.2	$183.2	$180.9
GAAP Net Income	$2.9	$2.2	$7.0	$3.2
Non-GAAP Net Income	$5.0	$4.3	$12.8	$12.0
Adjusted EBITDA	$7.6	$6.7	$20.2	$18.1
Net cash provided by operating activities	$11.1	$11.0	$33.5	$28.5
GAAP Diluted Earnings Per Share	$0.11	$0.08	$0.27	$0.13
Non-GAAP Diluted Earnings Per Share	$0.18	$0.16	$0.49	$0.44

* Reconciliation of GAAP to Non-GAAP measures follows.

Doron Gerstel, Perion’s CEO commented, “The financial results of the third quarter are a direct result of the strategic investments in technology we have made to enhance and align our offering with the needs of our customers. By providing a diverse suite of solutions that span display, search and social, Perion is uniquely positioned to capitalize on opportunities as brands and agencies shift their ad budgets holistically across different platforms and channels to maximize their digital strategy objectives. In doing so, we have achieved our second consecutive quarter of year-over-year revenue growth while leveraging our strong earnings power and robust to generate cash. Our cash position improved significantly during the third quarter amounting to $52 million a Net cash balance of $33 million providing the company with the flexibility for future growth opportunities.”

Gerstel continued, “Leveraging new capabilities and offerings in Search, we are attracting new publishers, driving an increasing number of unique searchers to Bing through our partnership with Microsoft and better optimizing the monetization of this traffic, which is driving higher earnings and cash flow to Perion.”

“In parallel, we are advancing ongoing efforts at Undertone to expand and enhance the technological capabilities of our Synchronized Digital Branding solution,” Gerstel added. “Our Synchronized Digital Branding solution is resonating with our customers because they recognize the need to deliver strategically targeted ads, across the entire consumer journey across multiple channels and platforms. We are offering AI-optimized tools and workflow management to make this possible. Our development efforts to scale this offering are progressing as planned, and we remain on track to formally launch a full, new product suite in the first half of next year.”

Financial Comparison for the Third Quarter of 2019:

Revenues: Revenues increased by 15%, from $57.2 million in the third quarter of 2018 to $65.8 million in the third quarter of 2019. This increase was primarily a result of a 43% increase in Search and other revenues as a result of additional new publishers, higher RPMs and an increased number of unique searches. Advertising revenues decreased by 18% as a result of the continuing transition from selling formats to an integrated solution, Perion’s gross margin in the Advertising business continues to grow year over year as the Company continued to prioritize margins over short-term sales.

Customer Acquisition Costs and Media Buy (“CAC”): CAC in the third quarter of 2019 were $34.2 million, or 52% of revenues, as compared to $28.8 million, or 50% of revenues in the third quarter of 2018.

Net Income: On a GAAP basis, net income in the third quarter of 2019 was $2.9 million, as compared to a net income of $2.2 million in the third quarter of 2018.

Non-GAAP Net Income: In the third quarter of 2019, non-GAAP net income was $5.0 million, or 8% of revenues, compared to the $4.3 million, or 8% of revenues, in the third quarter of 2018. A reconciliation of GAAP to non-GAAP net income is included in this press release.

Adjusted EBITDA: In the third quarter of 2019, Adjusted EBITDA was $7.6 million, or 12% of revenues, compared to $6.7 million, or 12% of revenues, in the third quarter of 2018. A reconciliation of GAAP to Adjusted EBITDA is included in this press release.

Cash and Cash Flow from Operations: As of September 30, 2019, cash and cash equivalents and Short-term bank deposit were $52.0 million. Cash provided by operations in the third quarter of 2019 was $11.1 million, compared to $11.0 million in the third quarter of 2018.

Short-term Debt, Long-term Debt and Convertible Debt: As of September 30, 2019, total debt was $18.8 million, compared to $40.5 million at December 31, 2018.

2019 Guidance

Management is reaffirming its full-year guidance for Adjusted EBITDA of $25-27 million and now expects to reach or exceed the top end of the range.

Conference Call:

Perion will host a conference call to discuss the results today, November 6, 2019, at 8:30 a.m. ET. Details are as follows:

•	Conference ID: 6975750
•	Dial-in number from within the United States: 1-800-239-9838
•	Dial-in number from Israel: 1-809-212-883
•	Dial-in number (other international): 1-323-794-2551
•	Playback available until November 13, 2019 by calling 1-844-512-2921 (United States) or 1-412-317-6671 (international). Please use PIN code 6975750 for the replay.
•	Link to the live webcast accessible at https://www.perion.com/ir-info/

About Perion Network Ltd.

Perion is a global technology company that provides agencies, brands and publishers with innovative solutions that cover the three pillars of digital advertising. From its data-driven Synchronized Digital Branding platform and high-impact ad formats in the display domain; to its powerful social media platform; to its branded search network, Perion is well-positioned to capitalize on any changes in marketers’ allocation of digital advertising spend. More information about Perion can be found at www.perion.com.

Non-GAAP measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude acquisition related expenses, share-based compensation expenses, restructuring costs, loss from discontinued operations, accretion of acquisition related contingent consideration, impairment of goodwill, amortization and impairment of acquired intangible assets and the related taxes thereon, non-recurring expenses, foreign exchange gains (losses) associated with ASC-842, as well as certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition. Additionally, in September 2014, the Company issued convertible bonds denominated in New Israeli Shekels and at the same time entered into a derivative arrangement (SWAP) that economically exchanges the convertible bonds as if they were denominated in US dollars when the bonds were issued. The Company excludes from its GAAP financial measures the fair value revaluations of both, the convertible bonds and the related derivative instrument, and by doing so, the non-GAAP measures reflect the Company’s results as if the convertible bonds were originally issued and denominated in US dollars, which is the Company’s functional currency. Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) is defined as operating income excluding stock-based compensation expenses, depreciation, restructuring costs, acquisition related items consisting of amortization of intangible assets and goodwill and intangible asset impairments, acquisition related expenses, gains and losses recognized on changes in the fair value of contingent consideration arrangements and certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition.

The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. A reconciliation between results on a GAAP and non-GAAP basis is provided in the last table of this press release.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2018 filed with the SEC on March 19, 2019. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Rami Rozen, VP of Investor Relations
+972 (52) 5694441
ramir@perion.com

Source: Perion Network Ltd.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands (except share and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2019	2018	2019	2018
	Unaudited	Unaudited	Unaudited	Unaudited
Revenues:
Advertising	$21,552	$26,224	$61,436	$88,725
Search and other	44,225	30,957	121,757	92,158
Total Revenues	65,777	57,181	183,193	180,883

Costs and Expenses:
Cost of revenues	6,819	5,474	18,653	17,341
Customer acquisition costs and media buy	34,170	28,808	94,778	91,798
Research and development	5,976	4,341	16,448	14,563
Selling and marketing	8,649	8,635	25,641	28,417
General and administrative	3,562	3,883	10,039	13,050
Depreciation and amortization	2,628	2,528	7,304	7,090
Restructuring costs	-	-	-	2,075
Total Costs and Expenses	61,804	53,669	172,863	174,334

Income from Operations	3,973	3,512	10,330	6,549
Financial expense, net	419	1,236	2,733	3,042

Income before Taxes on income	3,554	2,276	7,597	3,507
Taxes on income	680	84	591	272

Net Income	$2,874	$2,192	$7,006	$3,235

Net Earnings per Share
Basic	$0.11	$0.08	$0.27	$0.13
Diluted	$0.11	$0.08	$0.27	$0.13

Weighted average number of shares
Basic	25,966,097	25,850,188	25,915,134	25,850,188
Diluted	26,895,407	26,420,782	26,054,203	26,516,145

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands

	September 30,	December 31,
	2019	2018
	Unaudited	Audited
ASSETS

Current Assets:
Cash and cash equivalents	$35,484	$39,109
Restricted cash	1,211	1,694
Short-term bank deposit	16,550	4,000
Accounts receivable, net	39,502	55,557
Prepaid expenses and other current assets	3,181	3,533
Total Current Assets	95,928	103,893

Property and equipment, net	12,155	15,649
Operating lease right-of-use assets	23,406	-
Goodwill and intangible assets, net	129,482	131,547
Deferred taxes	5,622	4,414
Other assets	736	943

Total Assets	$267,329	$256,446

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Accounts payable	$40,466	$38,208
Accrued expenses and other liabilities	15,849	17,240
Short-term operating lease liability	3,090	-
Short-term loans and current maturities of long-term and Convertible debt	8,333	16,059
Deferred revenues	3,183	3,794
Short-term payment obligation related to acquisitions	686	1,813
Total Current Liabilities	71,607	77,114
Long-Term Liabilities:
Long-term debt, net of current maturities	10,417	16,667
Convertible debt, net of current maturities	-	7,726
Long-term operating lease liability	21,547	-
Other long-term liabilities	5,773	6,158
Total Liabilities	109,344	107,665

Shareholders’ equity:
Ordinary shares	212	211
Additional paid-in capital	241,996	239,693
Treasury shares at cost	(1,002)	(1,002)
Accumulated other comprehensive gain	36	142
Accumulated deficit	(83,257)	(90,263)
Total Shareholders’ Equity	157,985	148,781

Total Liabilities and Shareholders’ Equity	$267,329	$256,446

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
	Unaudited	Unaudited	Unaudited	Unaudited
Operating activities:
Net Income	$2,874	$2,192	$7,006	$3,235

Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,628	2,528	7,304	7,090
Stock based compensation expense	678	638	1,601	2,121
Foreign currency translation	(103)	-	(109)	12
Accrued interest, net	-	134	(203)	357
Deferred taxes, net	(363)	100	(1,223)	91
Accrued severance pay, net	179	(4)	(39)	(749)
Fair value revaluation - convertible debt	-	251	600	(741)
Restructuring costs related to impairment of property and equipment	-	-	-	462
Net changes in operating assets and liabilities	5,254	5,165	18,600	16,580
Net cash provided by operating activities	$11,147	$11,004	$33,537	$28,458

Investing activities:
Purchases of property and equipment	$(248)	$(1,302)	$(589)	$(1,350)
Capitalization of development costs	-	(330)	-	(1,449)
Short-term deposits, net	(10,550)	-	(12,550)	5,913
Cash paid in connection with acquisitions, net of cash acquired	-	(1,667)	(1,200)	(1,667)
Net cash provided (used) by investing activities	$(10,798)	$(3,299)	$(14,339)	$1,447

Financing activities:
Exercise of stock options and restricted share units	574	-	703	-
Payment made in connection with acquisition	-	-	(1,813)	-
Repayment of convertible debt	-	-	(15,850)	(8,167)
Repayment of long-term loans	(2,083)	(1,491)	(6,249)	(12,473)
Net cash used in financing activities	$(1,509)	$(1,491)	$(23,209)	$(20,640)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	5	-	(97)	44
Net increase (decrease) in cash and cash equivalents and restricted cash	(1,155)	6,214	(4,108)	9,309
Cash and cash equivalents and restricted cash at beginning of period	37,850	35,850	40,803	32,755
Cash and cash equivalents and restricted cash at end of period	$36,695	$42,064	$36,695	$42,064

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

In thousands (except share and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2019	2018	2019	2018
	Unaudited	Unaudited	Unaudited	Unaudited

GAAP Net Income	$2,874	$2,192	$7,006	$3,235
Share based compensation	678	638	1,601	2,121
Amortization of acquired intangible assets	1,139	1,190	3,233	3,591
Non-recurring fees (Expenses related to M&A activity)	339	-	943	226
Restructuring costs	-	-	-	2,075
Fair value revaluation of convertible debt and related derivative	-	269	89	1,063
Foreign exchange losses associated with ASC-842	205	-	653	-
Taxes on the above items	(219)	25	(748)	(313)
Non-GAAP Net Income	$5,016	$4,314	$12,777	$11,998

Non-GAAP Net Income	$5,016	$4,314	$12,777	$11,998
Taxes on income	899	59	1,339	585
Financial expense, net	214	967	1,991	1,979
Depreciation	1,489	1,338	4,071	3,499
Adjusted EBITDA	$7,618	$6,678	$20,178	$18,061

Non-GAAP diluted earnings per share	$0.18	$0.16	$0.49	$0.44

Shares used in computing non-GAAP diluted earnings per share	27,148,738	26,420,621	26,225,689	26,213,492